

September 28, 2007

By U.S. mail and facsimile to (407) 551-4888

Mr. James M. Matthew
Chief Financial Officer
Empire Financial Holding Company
2170 West State Road 434
Longwood, FL 32779

> **RE: Empire Financial Holding Company**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
>
> **Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007**
> **File No. 1-31292**

Dear Mr. Matthew:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Management's Discussion and Analysis, page 24

Critical Accounting Policies, page 25

1. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The

discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please ensure that all of your critical estimates identified include this type of discussion. Furthermore, your discussion does not address the impact to the consolidated financial statements if actual results differ from your estimates. Consider commenting on your historical experience between estimates made and actual results. Based on your discussion herein, we are not certain as to what items you consider to be your critical accounting policies and estimates. In this regard, it appears that your sole critical accounting policy relates to incomes taxes. Given the nature of your business, we do not understand why income taxes would be your only such policy/estimate. Refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please advise and revise your future filings accordingly, and show us what these disclosures will look like.

Liquidity and Capital Resources, page 32

2. We note that cash used in operations has steadily increased during the last three years, continuing into the first two quarters of fiscal 2007. In light of this downward trend, please revise your liquidity section in future filings to provide a more robust discussion of the material components driving net operating cash and how the changes therein affect your ability to manage your liquidity at the holding company level. See SEC Release 33-8350 for more guidance.

Off-Balance Sheet Arrangements, page 35

3. You state that you have no off-balance sheet arrangements. However, we note on pages 13 and F-28, the latter being a footnote entitled "Off Balance Sheet Risks", that you have sold securities which you do not currently own and therefore will be obligated to purchase the securities at a future date. In future filings please reconcile this apparent disclosure discrepancy and ensure full compliance with the requirements of Item 303(c) of Regulation S-B.

Statements of Changes in Stockholders' Equity, page F-8

4. Please tell us why certain lines in your statement of stockholders' equity related to the sale, redemption, or conversion of your preferred stock do not properly cross-foot. Accordingly, the final row for the balance at December 31, 2006, does not foot across. Please ensure that future filings do.

5. Acquisition of Jesup & Lamont Securities Corporation, page F-14

5. You state that on November 16, 2006, you acquired all of the outstanding shares of Jesup & Lamont Securities Corporation, a registered broker dealer, from its parent Jesup & Lamont Holding Corporation and three private investors. However, we note your disclosure on page 4 of the filing which indicates that the acquisition occurred on November 16, 2006, "as of October 31, 2006"... Please clarify what you mean by "as of October 31, 2006". We presume that the acquisition date was November 16, 2006, and therefore, the purchase price was determined as of the date of acquisition. See paragraphs 48-49 of SFAS 141. Also, you state on page 4 that as of March 23, 2007, you had not received the final approved Membership Agreement from the NASD. As it appears that such agreement relates to the acquisition of Jesup, please tell us and disclose in future filings if you have now received such approval. If not, tell us why not.

7. Notes Receivable, page F-16

6. Please tell us the nature of the contingent claims against the OSJ mentioned. Tell us if such claims are related to the claims against the company for tortious interference with contract and unfair competition in the amount of $10 million in damages as discussed on page F-27.

9. Intangible Assets, page F-17

7. Given the significance of goodwill and intangible assets to your balance sheet, please provide the required disclosures in paragraph 45 of SFAS 142 in future filings.

15. Equity, page F-19

8. We note the warrants issued during the year ended December 31, 2006, as well as the five-year warrants to purchase 1,484,610 shares of common stock that were sold, among other things, in the March 6, 2007 private placement. Please tell us whether you account for these warrants as equity or as a liability. If you account for these warrants as a liability, please tell us whether you are recognizing the changes in the fair value of these warrants in your income statement each period in accordance with SFAS 133. If so, please revise your filing to disclose your assumptions in fair valuing these warrants and the charge (credit) recognized each period. If you account for these warrants as equity, please explain your consideration of SFAS 133, EITF 00-19, and EITF 05-4.

19. Commitments and Contingencies, page F-26

9. Please revise your future filings to provide the required disclosures in paragraphs 8-10 of SFAS 5 regarding the $10 million claim asserted against the Company by a competing brokerage firm and associated with the Long Island office acquired in March 2007.

22. Net Capital Requirements and Violations of Broker Dealer Subsidiaries, page F-28

10. We note that the ratio of aggregate indebtedness to net capital as calculated by the Company for both EFG and Jesup met the required net capital rules as of December 31, 2006, March 31, 2007, and June 30, 2007. In future filings, please consider providing timely information to investors that the appropriate regulatory bodies have affirmed that you have met the net capital requirements, as it appears that, at least as of June 30, 2007, you remain officially in violation of the rules according to the NASD.

23. Subsequent Events, page F-29

11. You state that the $2 million credit line from Fifth Third Bank is subject to certain debt covenants and carries interest payable monthly at Fifth Third Bank's prime rate. Please tell us and disclose in future filings whether you are in compliance with all related covenants. Please describe the potential impact to your operating results, liquidity and financial condition should you not remain compliant with these covenants.

Form 10-QSB for the period ended March 31, 2007

Note 8 – Notes Payable

12. In future filings, please expand this note to discuss the issuance of $8,018,052 of units of debentures, stock, and warrants on March 7, 2007, and the significant terms. Reconcile the $6,387,158 reported in the interim financial statements with the amounts disclosed in the amended Form 8-K filed on March 23, 2007, which discusses $7,032,342 of convertible debentures. Clarify the nature and amount of any discounts and discuss the status of the conditions required to be fulfilled prior to closing of the transaction and the effect on the timing of recognition in the financial statements. Discuss your accounting treatment, including the allocation of proceeds to the debentures, common stock and warrants issued in the transaction, the method used for fair value determinations and the underlying assumptions. Please provide us with your proposed future disclosure.

Form 10-QSB for the period ended June 30, 2007

13. We note the net carrying value of your assets at June 30, 2007, exceeded your market capitalization of $15.5 million. At June 30, 2007, market capitalization was $15.5 million and stockholders' equity was $16.5 million, a difference of $1.0 million. Refer to paragraphs 17-21 of SFAS 142. Given this material difference, please provide a detailed explanation that justifies why you did not record goodwill impairments at or subsequent to June 30, 2007. Refer to paragraph 23 of FAS 142. Also, it appears your market capitalization has subsequently decreased to $13 million. Describe to us your plans for additional testing of goodwill impairment, given this change in circumstance. In addition, provide us with the disclosure you intend to include in MD&A discussing this issue and the current and potential future impact on the financial statements.

11. Equity, page 13

14. You state that on March 7, 2007 you entered into binding registration rights agreements dated as of March 6, 2007, to register all 4,453,969 shares of the common stock included in and underlying the units sold in the March 6, 2007 private placement. You filed your registration statement as required under the registration rights agreements under Form S-3 on May 1, 2007. Please tell us your consideration of FSP EITF 00-19-2. In future filings, please provide appropriate accounting policy disclosure in the notes to the financial statements.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. James M. Matthew
Empire Financial Holding Company
September 28, 2007
Page 6

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

 Sincerely,

 Terence O'Brien
 Branch Chief